Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

April 14, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce
Jay Ingram
Division of Corporation Finance
Office of Manufacturing

Re:	Latham Group, Inc. (f/k/a Latham Topco, Inc.) Registration Statement on Form S-1 Submitted on March 31, 2021 CIK No. 0001833197

Ladies and Gentlemen:

On behalf of Latham Group, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on March 31, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated April 12, 2021 (the “Comment Letter”).

The Company is concurrently publicly filing its Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects revisions in response to the Comment Letter and certain other updates, including, among other things, offering information, share numbers, a preliminary price range for the Company’s common stock and certain information previously left blank in the Registration Statement that is derived from such price range. For the convenience of the Staff, we are supplementally providing blacklined copies of the Amended Registration Statement, marked to show changes from the Registration Statement.

Certain capitalized terms set forth in this letter are used as defined in the Amended Registration Statement. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the Amended Registration Statement and to the prospectus included therein.

Securities and Exchange Commission
Division of Corporation Finance
April 14, 2021

The Company has asked us to convey the following as its responses to the Staff:

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted EBITDA Margin, page 64

1.	We note that your Acquisition Adjusted EBITDA adjustments were determined using “the principles of the guidance of Article 11 of Regulation S-X, as amended by the Securities and Exchange Commission Release No. 33-10786.” Please address the following:

•	Revise to rename this non-GAAP measure to one that more clearly explains the nature of this non-GAAP measure, such as "pro forma adjusted EBITDA."

•	Disclose, if true, that this measure has been calculated in accordance with US GAAP and Article 11 of Regulation SX.

•	Disclose a separate reconciliation that reconciles from the most comparable GAA measure to your pro forma non-GAAP measure.

•	Provide the disclosures required by Item 10(e)(1)(C) regarding why management believes this non-GAAP financial measure provides useful information to investors.

Following discussions with the Staff, the Company has removed references to Acquisition Adjusted EBITDA throughout the Amended Registration Statement.

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Securities and Exchange Commission
Division of Corporation Finance
April 14, 2021

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Scott M. Rajeski
Latham Group, Inc.

J. Mark Borseth
Latham Group, Inc.

Jason Duva, Esq.
Latham Group, Inc.

Ian D. Schuman, Esq.
Latham & Watkins LLP

Erika Weinberg, Esq.
Latham & Watkins LLP